SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of March, 2005

                        Commission File Number 000-27336

                                SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)


                 SVG Capital announces strong year-end performance

Portfolio highlights include:

- 17.7% increase in fully diluted net assets per share to 539.7p - significantly outperforming the FTSE All-Share.

- Strong performance driven by improvement in the operating and exit environment and significant increase in distributions from the portfolio.

- Increases in earnings and a focus on cash-flow generation and debt repayment have had a positive impact on portfolio company valuations.

- Several material revaluations during the year, the two most significant being German Pay-TV company, Premiere, following its flotation on the Frankfurt Stock Exchange and specialty chemicals group, Cognis.

- Compound growth in net assets per share over five years of 8.3% p.a., out-performing FTSE All-Share by 14.0% p.a. over the same period.

Formalisation of relationship with Permira and proposed change to investment policy:

- In a separate statement, SVG Capital has announced the formalisation of its relationship with Permira and proposed change to its investment policy.

Fund management business - SVG Advisers:

- Combined third-party funds under management and commitments now total EUR1.5 billion.

-    Further funds expected to be launched during the course of 2005.

Board:

-    Nicholas Ferguson to succeed retiring Chairman, John McLachlan.

Nicholas Ferguson, CEO of SVG Capital, commented:

"This is a strong set of results, driven by an improved operating environment for the portfolio companies and increased enthusiasm for sales and refinancing activity in 2004. The year has included several significant write-ups such as Premiere, which successfully listed on the Frankfurt Stock Exchange in March. SVG Capital's growth in net assets continues to outperform public markets, a reflection of both the returns achievable from investment in private equity and the performance of our underlying fund advisers.

"2004 was a defining year for our fund management business, SVG Advisers, which now manages combined third-party funds and commitments of EUR1.5 billion. We have four private equity fund of funds and two public equity funds in our stable of products, and the business is well placed to capitalise on the opportunities to create further innovative products for investment in private equity or in public equity using private equity techniques."


For further information, please contact:

SVG Capital plc                                                 020 7010 8900
Nicholas Ferguson / Alice Todhunter

Penrose Financial                                               020 7786 4888
Andrew Nicolls / Emma Thorpe

Copies of the press release and other corporate information can be found on the company website at:http://www.svgcapital.com


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC

Date: 23 March 2005
                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries